$125,000,000

INTEGRATED ALARM SERVICES GROUP, INC.

(a Delaware corporation)

12% Senior Secured Notes due 2011

PURCHASE AGREEMENT

November 10, 2004

November 10, 2004

Morgan Joseph & Co. Inc.
Wells Fargo Securities, LLC
as Representatives of the several Underwriters

c/o Morgan Joseph & Co. Inc.
600 Fifth Avenue
New York, NY 10020

Ladies and Gentlemen:

Integrated Alarm Services Group, Inc., a Delaware corporation (the "*Company*"), proposes to issue and sell to the several purchasers named in Schedule I hereto (the "*Initial Purchasers*"), for whom Morgan Joseph & Co. Inc. and Wells Fargo Securities, LLC are acting as Representatives (in such capacity, the "Representatives"), $125,000,000 aggregate principal amount of its 12% Senior Secured Notes due 2011 (the "*Notes*"). To the extent there are no additional Initial Purchasers named in Schedule I other than you, the term Representatives as used herein shall mean you, as Initial Purchasers, and the terms Representatives and Initial Purchasers shall mean either the singular or plural as the context requires. The Notes will be issued pursuant to an Indenture (the "*Indenture*") dated as of the Closing Date (as defined in Section 2) among the Company, each if its subsidiaries named therein (the "*Subsidiary Guarantors*") and Wells Fargo Bank, N.A., as trustee (the "*Trustee*"). The obligations of the Company under the Notes and Indenture will be unconditionally guaranteed by each of the Subsidiary Guarantors pursuant to the terms of the Indenture (the "*Guarantees*"). This Agreement, the Registration Rights Agreement, to be dated as of the Closing Date, among the Initial Purchasers, the Company and the Subsidiary Guarantors (the "*Registration Rights Agreement*") and the Indenture are hereinafter collectively referred to as the "*Transaction Documents.*"

The Notes will be offered and sold through the Initial Purchasers without being registered under the Securities Act of 1933, as amended (the "*Securities Act*"), to qualified institutional buyers ("*QIBs*") in compliance with the exemption from registration provided by Rule 144A under the Securities Act and to a limited number of institutional "accredited investors" within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act who have signed and delivered a letter in form attached as Annex A to the Final Memorandum (as defined below). The Initial Purchasers have advised the Company that they will offer and sell the Notes purchased by them hereunder in accordance with Section 3 hereof as soon as the Representatives deem advisable.

In connection with the sale of the Notes, the Company and the Subsidiary Guarantors have prepared a preliminary offering memorandum, dated October 20, 2004 (the "*Preliminary Memorandum*") and a final offering memorandum, dated the date hereof (the "*Final Memorandum*" and, with the Preliminary Memorandum, each a "*Memorandum*"). Each Memorandum sets forth certain information concerning the Company, the Notes and the transactions contemplated hereby. The Company and the Subsidiary Guarantors hereby confirm that they have authorized the use of the Preliminary Memorandum and the Final Memorandum, and any amendment or supplement thereto, in connection with the offer and sale of the Notes by the Initial Purchasers. As used herein, the term "Memorandum" shall include, except where specifically noted, in each case the documents incorporated by reference therein. The terms "supplement", "amendment" and "amend" as used herein with respect to a Memorandum shall include all documents deemed to be incorporated by reference in the Preliminary Memorandum or Final Memorandum that are filed subsequent to the date of such Memorandum with the Securities and Exchange Commission (the "*Commission*") pursuant to the Securities Exchange Act of 1934, as amended (the "*Exchange Act*").

Pursuant to (i) one or more security agreements, pledge agreements and mortgages (collectively, the "Collateral Agreements") to be entered into by the Trustee, the Company and the Subsidiary Guarantors, granting, among other things, a second-priority lien on the collateral described therein (the "*Collateral*") in favor of the Trustee for the benefit of the holders of the Notes, the Notes are to be secured by a valid and enforceable perfected second priority security interest in the Collateral so described in the Security Agreements. On the Closing Date, the Trustee will enter into an Intercreditor Agreement with an administrative agent (the "*Administrative Agent*") under the Company's new senior secured credit facility with LaSalle Bank N.A. (the "*New Credit Facility*") with respect to the collateral securing the New Credit Facility (the "*Intercreditor Agreement*" and, together with the Collateral Agreements, the "*Security Agreements*"). Capitalized terms used but not defined in this paragraph shall have the meanings specified therefor in the Security Agreements.

1.   <u>Representations and Warranties of the Company</u>. The Company and the Subsidiary Guarantors, joint and severally, represent and warrant to, and agree with, each of the Initial Purchasers that:

(a)   The Preliminary Memorandum does not contain, and the Final Memorandum, in the form used by the Initial Purchasers to confirm sales and on the Closing Date, and any amendment or supplement thereto does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; <u>provided</u>, <u>however</u>, that the representations or warranties set forth in this paragraph shall not apply to statements in or omissions from either Memorandum made in reliance upon and in conformity with information furnished in writing to the Company by the Initial Purchasers through the Representatives expressly for inclusion therein, as specified in Section 7. The statistical and industry data included in each Memorandum are based on or derived from sources that the Company believes to be reliable and accurate.

(b)   The Company and each of its subsidiaries (each, a "Subsidiary") has been duly organized, is validly existing and is in good standing under the laws of its respective jurisdiction of organization with full power and authority to own its respective properties and to conduct its respective businesses as described in the Final Memorandum and to execute and deliver the Transaction Documents and the Security Agreements and to consummate the transactions contemplated herein.

(c)   The Company and each of the Subsidiaries are duly qualified or licensed and are in good standing in each jurisdiction in which they conduct their respective businesses or in which they own or lease real property or otherwise maintain an office and in which the failure, individually or in the aggregate, to be so qualified or licensed could have a material adverse effect on the assets, business, operations, earnings, prospects, properties or condition (financial or otherwise), present or prospective, of the Company and the Subsidiaries taken as a whole (any such effect or change, where the context so requires, is hereinafter called a "*Material Adverse Effect*" or "*Material Adverse Change*"); except as disclosed in the Final Memorandum, no Subsidiary is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such Subsidiary's capital stock or from repaying to the Company or any other Subsidiary any amounts which may from time to time become due under any loans or advances to such Subsidiary from the Company or such other Subsidiary, or from transferring any such Subsidiary's property or assets to the Company or to any other Subsidiary; other than as disclosed in the Final Memorandum and other than its interests in Everest Video Systems LLC ("Everest") and Protection Services Industries, L.P., the Company does not own, directly or indirectly, any capital stock or other equity securities of any other corporation or any ownership interest in any partnership, joint venture or other association.

(d)   As of June 30, 2004, the Company had an authorized capitalization as set forth in the Final Memorandum; the outstanding shares of capital stock of the Company and each Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of any security interest, mortgage, pledge, lien, encumbrance or adverse claim (collectively "Liens"), except for security interests granted pursuant to the Collateral Agreements, the New Credit Facility and the Liens expressly permitted under the Indenture ("Permitted Liens") and all of the membership interests in each Subsidiary that is a limited liability company (other than Everest of which the Company owns 50% of the membership interests) are owned directly or indirectly by the Company, free and clear of all Liens, except for Permitted Liens, and all of the outstanding shares of capital stock or membership interests of the Subsidiaries (other than Monital Signal Corp. of which the Company owns not less than 99% of the outstanding shares of capital stock) are directly or indirectly owned of record and beneficially by the Company except as disclosed in the Final Memorandum; except as disclosed in the Final Memorandum, there are no outstanding (i) securities or obligations of the Company or any of the Subsidiaries convertible into or exchangeable for any capital stock of the Company or any such Subsidiary, (ii) warrants, rights or options to subscribe for or purchase from the Company or any such Subsidiary any such capital stock or any such convertible or exchangeable securities or obligations, or (iii) obligations of the Company or any such Subsidiary to issue any shares of capital stock, any such convertible or exchangeable securities or obligations, or any such warrants, rights or options.

(e)   PricewaterhouseCoopers LLP, whose reports on the consolidated financial statements of the Company and the Subsidiaries are included or incorporated by reference in the Final Memorandum are, and were during the periods covered by its reports, independent public accountants as required by the Securities Act and the rules and regulations thereunder.

(f)   The financial statements, including the notes thereto, included or incorporated by reference in the Final Memorandum present fairly the consolidated financial position of the entities to which such financial statements relate (the "Covered Entities") as of the dates indicated and the consolidated results of operations and changes in financial position and cash flows of the Covered Entities for the periods specified; such financial statements have been prepared in conformity with generally accepted accounting principles as applied in the United States and on a consistent basis during the periods involved (except as otherwise expressly disclosed in the notes thereto) and comply as to form with the applicable accounting requirements of Regulation S-X under the Securities Act; the information set forth in the Final Memorandum under the captions "Offering Memorandum Summary --

Summary Financial Data" and "Selected Financial Data" fairly present the information shown therein and have been compiled on a basis consistent with the financial statements included in the Final Memorandum; the ratios of earnings to fixed charges set forth in the Final Memorandum under the caption "Selected Financial Data" have been calculated in compliance with Item 503(d) of Regulation S-K under the Securities Act; the unaudited pro forma financial information (including the related notes) included in the Final Memorandum complies as to form in all material respects with the applicable accounting requirements of the Securities Act and the rules and regulations thereunder, and management of the Company believes that the assumptions underlying the pro forma adjustments are reasonable; such pro forma adjustments have been properly applied to the historical amounts in the compilation of the information and such information fairly presents with respect to the Company and the Subsidiaries, the financial position, results of operations and other information purported to be shown therein at the respective dates and for the respective periods specified.

(g)   Subsequent to the respective dates as of which information is given in the Final Memorandum, and except as may be otherwise stated in the Final Memorandum, there has not been (A) any Material Adverse Change or any development that could reasonably be expected to result in a Material Adverse Change, whether or not arising in the ordinary course of business, (B) any transaction that is material to the Company and the Subsidiaries taken as a whole, contemplated or entered into by the Company or any of the Subsidiaries, (C) any obligation, contingent or otherwise, directly or indirectly incurred by the Company or any Subsidiary that is material to the Company and Subsidiaries taken as a whole, (D) any dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock or (E) any material change in the capital stock, short-term debt or long-term debt of the Company and its Subsidiaries, except as disclosed in the Final Memorandum.

(h)   The Company and each of the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles as applied in the United States and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; provided that the foregoing shall not be deemed to be a representation or warranty with respect to the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the "*Sarbanes Oxley Act*").

(i)   The Company is subject to and in full compliance with the reporting requirements of Section 13 or Section 15(d) of the Exchange Act; the documents incorporated or deemed to be incorporated by reference in the Final Memorandum at the time they were or hereafter are filed with the Commission complied with and will comply in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder and, when read together with the other information in the Final Memorandum, at the date of the Final Memorandum and as of the Closing Date, do not and will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(j)   This Agreement has been duly authorized, executed and delivered by the Company.

(k)   The Notes have been duly authorized by the Company and, on the Closing Date, when executed and delivered by the Company and authenticated by the Trustee in the manner provided for in the Indenture and delivered to and paid for by the Initial Purchasers as provided in this Agreement, will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity, and will be entitled to the benefits of the Indenture and the Registration Rights Agreement; the Exchange Notes (as defined in the Registration Rights Agreement) have been duly authorized and, when executed and delivered by the Company, authenticated by the Trustee in the manner provided for in the Indenture and issued in exchange for the Notes as contemplated by the Registration Rights Agreement, will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity, and will be entitled to the benefits of the Indenture; and the Notes and the Exchange Notes will conform to the descriptions thereof in the Final Memorandum.

(l)   The Indenture has been duly authorized by the Company and each of the Subsidiary Guarantors and, on the Closing Date, will have been duly executed and delivered by the Company and each of the Subsidiary Guarantors, and will constitute a legal, valid and binding obligation of the Company and each of the Subsidiary Guarantors, enforceable against each of them in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity; the Indenture will conform to the description thereof in the Final Memorandum and will be substantially in the form previously delivered to you; and the Indenture conforms to the requirements of the Trust Indenture Act of 1939, as amended (the "*Trust Indenture Act*"), and to the rules and regulations of the Commission applicable to an indenture that is qualified thereunder.

(m)   The Registration Rights Agreement has been duly authorized by the Company and each of the Subsidiary Guarantors and, on the Closing Date, will have been duly executed and delivered by the Company and each of the Subsidiary Guarantors, and will constitute a legal, valid and binding obligation of the Company and each of the Subsidiary Guarantors, enforceable against each of them in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity; and the Registration Rights Agreement will conform to the description thereof in the Final Memorandum and will be substantially in the form previously delivered to you.

(n)   The Security Agreements have been duly authorized by the Company and each Subsidiary Guarantor and when duly executed and delivered by the Company and each Subsidiary Guarantor, will create valid and enforceable security interests the Collateral in favor of the Trustee for the benefit of the holders of the Notes and the Security Agreements will conform to the descriptions thereof in the Final Memorandum.

(o)   The Company and the Subsidiary Guarantors have sufficient rights in the Collateral to grant the security interests contemplated by the Collateral Documents, free and clear of any Liens claim, option or right of others, other than Permitted Liens. No effective financing statement or other instrument similar in effect covering all or any part of such Collateral or listing the Company and the Subsidiary Guarantors or any trade name of the Company and the Subsidiary Guarantors as debtors is on file in any recording office, except such as may have been filed pursuant to the Company's New Credit Facility, the Collateral Documents, as described in the Intercreditor Agreement and with respect to Permitted Liens.

(p)   (i) The execution, delivery and performance by the Company of this Agreement, the other Transaction Documents and the Security Agreements, the issuance and sale of the Notes and the compliance by the Company with all of the provisions of the Notes, the Indenture, the Registration Rights Agreement, the Security Agreements and this Agreement and the consummation of the transactions contemplated hereby and thereby, (ii) the grant by the Company and the Subsidiary Guarantors of the security interests pursuant to the Collateral Documents, (iii) the perfection of the security interests created under the Collateral Documents (including the first and second priority nature thereof, as the case may be) and (iv) the exercise by the Trustee of the remedies in respect of the Collateral pursuant to the Collateral Documents, will not (a) conflict with, result in a breach or violation of, or constitute a default under, any indenture, mortgage, deed of trust or loan agreement, stockholders' agreement or any other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries is bound or any of their respective properties are subject, or with the certificate of incorporation or by-laws of the Company or any of the Subsidiaries, or any statute, rule or regulation or any judgment, order or decree of any governmental authority or court or any arbitrator applicable to the Company or any of the Subsidiaries, except for such conflicts, breaches, defaults or violations would not, individually or in the aggregate, have a Material Adverse Effect, or (b) require the consent, approval, authorization, order, registration or filing or qualification with, any governmental authority or court, or body or arbitrator having jurisdiction over the Company or any of the Subsidiaries, except (1) such as may be required by the securities or Blue Sky laws of the various states in connection with the offer or sale of the Notes and the Guarantees, (2) by federal and state securities laws with respect to the obligations of the Company under the Registration Rights Agreement, (3) as set forth in the Final Memorandum, (4) such other consents and approvals as shall have been obtained on or prior to the date of this Agreement, (5) the filing of financing and continuation statements under the Uniform Commercial Code, which financing statements have been filed and are in full force and effect, and (6) regulatory approvals required in connection with the granting or perfection of security interests granted by the Company and certain Subsidiary Guarantors.

(q)   There are no actions, suits, proceedings, inquiries or investigations pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary or any of their respective officers and directors or to which the properties, assets or rights of any such entity are subject, at law or in equity, before or by any federal, state, local or foreign governmental or regulatory commission, board, body, authority, arbitral panel or agency which could result in a judgment, decree, award or order having a Material Adverse Effect;

(r)   The Asset Purchase Agreement, dated as of October 1, 2004, between National Alarm Computer Center, Inc., a California corporation ("*NACC*"), and the Company has been duly authorized, executed and delivered by NACC and the Company and constitutes a legal, valid and binding obligation of NACC and the Company, enforceable against NACC and the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity; the Company is not, and to the knowledge of the Company, NACC is not, in default under any of the terms of such agreement and there are no conditions to the closing of the transactions contemplated by such agreement that the Company believes will not be satisfied in a timely manner.

(s)   Each of the Company and the Subsidiaries has all necessary licenses, authorizations, consents and approvals and has made all necessary filings required under any federal, state or local law, regulation or rule, and has obtained all necessary authorizations, consents and approvals from other persons, required in order to conduct their respective businesses as described in the Final Memorandum, except to the extent that any failure to have any such licenses, authorizations, consents or approvals, to make any such filings or to obtain any such authorizations, consents or approvals could not, individually or in the aggregate, have a Material Adverse Effect; except as described in the Final Memorandum neither the Company nor any of the Subsidiaries is required by any applicable law to obtain accreditation or certification from any governmental agency or authority in order to provide the products and services which it currently provides or which it proposes to provide as set forth in the Final Memorandum; neither the Company nor any of the Subsidiaries is in violation of, in default under, or has received any notice regarding a possible violation, default or revocation of any such license, authorization, consent or approval or any federal, state, local or foreign law, regulation or rule or any decree, order or judgment applicable to the Company or any of the Subsidiaries the effect of which could result in a Material Adverse Change; and no such license, authorization, consent or approval contains a materially burdensome restriction that is not adequately disclosed in the Final Memorandum.

(t)   The Company and the Subsidiaries have good and marketable title in fee simple to all real property, if any, and good title to all personal property owned by them, in each case free and clear of all Liens (other than Permitted Liens), security interests, pledges, charges, encumbrances, mortgages and defects, except such as are disclosed in the Final Memorandum or such as do not materially and adversely affect the value of such property and do not interfere with the use made or proposed to be made of such property by the Company and the Subsidiaries; and any real property and buildings held under lease by the Company or any Subsidiary are held under valid, existing and enforceable leases, with such exceptions as are disclosed in the Final Memorandum or are not material and do not interfere with the use made or proposed to be made of such property and buildings by the Company or such Subsidiary.

(u)   The Company owns, possesses, licenses or has other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the "*Intellectual Property*") reasonably necessary for the conduct of the Company's business as now conducted or as proposed in the Final Memorandum to be conducted and (i) to the Company's knowledge, there is no material infringement by third parties of any such Intellectual Property owned by or exclusively licensed to the Company; (ii) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others challenging the Company's rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (iii) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of Intellectual Property owned by or exclusively licensed to the Company, and the Company is unaware of any facts which would form a reasonable basis for any such claim which could have a Material Adverse Effect; (iv) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others that the Company infringes, or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any other fact which would form a reasonable basis for concluding that any such claim will be asserted, or if asserted, would be successful, or if successfully asserted, could have a Material Adverse Effect; (v) the Company and the Subsidiaries do not in the conduct of their business as now or proposed to be conducted as described in the Final Memorandum infringe or conflict with any right or patent of any third party, or any discovery, invention, product or process which is the subject of a patent application filed by any third party, known to the Company or any of the Subsidiaries, which such infringement or conflict is reasonably likely to result in a Material Adverse Change; (vi) there is no U.S. patent which contains claims that interfere with the issued claims of any Intellectual Property owned by or exclusively licensed to the Company; (vii) there is no art of which the Company is aware that may render any U.S. patent held by the Company invalid or any U.S. patent application held by the Company unpatentable which has not been disclosed, or will not be disclosed in the required time period, to the U.S. Patent and Trademark Office; (viii) no security interests have been recorded in the U.S. Patent and Trademark Office with respect to any Intellectual Property and no liens have been recorded against the Company with respect to any Intellectual Property; and (ix) the Company has paid or will pay all maintenance and issue fees that are due or will be due, within the required time period, and has claimed small entity status only as appropriate.

(v)   Each of the Company and the Subsidiaries has filed on a timely basis all necessary federal, state, local and foreign income and franchise tax returns required to be filed through the date hereof and have paid all taxes shown as due thereon; and no tax deficiency has been asserted against any such entity, nor does any such entity know of any tax deficiency which is likely to be asserted against any such entity which, if determined adversely to any such entity, could have a Material Adverse Effect; all tax liabilities are adequately provided for on the respective books of such entities.

(w)   Each of the Company and the Subsidiaries maintains insurance (issued by insurers of recognized financial responsibility) of the types and in the amounts generally deemed adequate for their respective businesses and consistent with insurance coverage maintained by similar companies in similar businesses, including, but not limited to, insurance covering real and personal property owned or leased by the Company and the Subsidiaries against theft, damage, destruction, acts of vandalism and all other risks customarily insured against, all of which insurance is in full force and effect.

(x)   Neither the Company nor any of the Subsidiaries is in violation, or has received notice of any violation with respect to, any applicable environmental, safety or similar law applicable to the business of the Company or any of the Subsidiaries; the Company and the Subsidiaries have received all permits, licenses or other approvals required of them under applicable federal and state occupational safety and health and environmental laws and regulations to conduct their respective businesses, and the Company and the Subsidiaries are in compliance with all terms and conditions of any such permit, license or approval, except any such violation of law or regulation, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals which could not, individually or in the aggregate, result in a Material Adverse Change.

(y)   There are no existing or, to the knowledge of the Company, threatened labor disputes with the employees of the Company or any of the Subsidiaries which are likely to have individually or in the aggregate a Material Adverse Effect.

(z)   Neither the Company nor any Subsidiary is in violation of or has received notice of any violation with respect to any federal or state law relating to discrimination in the hiring, promotion or pay of employees, nor any applicable federal or state wages and hours law, the violation of any of which could have a Material Adverse Effect.

(aa)   The Company and each of the Subsidiaries are in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("*ERISA*"); no "reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which the Company or any of the Subsidiaries would have any liability; the Company and each of the Subsidiaries have not incurred and do not expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any "pension plan" or (ii) Section 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder ("*Code*"); and each "pension plan" for which the Company and each of its Subsidiaries would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

(bb)   Except as otherwise disclosed in the Final Memorandum, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or any of the Subsidiaries to or for the benefit of any of the officers or directors of the Company or any of the Subsidiaries or any of the members of the families of any of them.

(cc)   No relationship, direct or indirect, exists between or among the Company or any of the Subsidiaries on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or any of the Subsidiaries on the other hand, which is required by the Securities Act and the Securities Act Regulations to be described in the Registration Statement and the Final Memorandum and which is not so described.

(dd)   Neither the Company nor any of the Subsidiaries is and, after giving effect to the offering and sale of the Notes, will be an "investment company" or an entity "controlled" by an "investment company", as such terms are defined in the Investment Company Act of 1940, as amended (the "*Investment Company Act*").

(ee)   There is and has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply with any provision of the Sarbanes Oxley Act, including Section 402 related to loans and Sections 302 and 906 related to certifications.

(ff)   The Company is not now nor after giving effect to the issuance of the Notes and the execution, delivery and performance of the Transaction Documents and the Security Agreements and the consummation of the transactions contemplated thereby or described in the Final Memorandum, will be (i) insolvent, (ii) left with unreasonably small capital with which to engage in its anticipated business or (iii) incurring debts or other obligations beyond its ability to pay such debts or obligations as they become due.

(gg)   The Company and its Affiliates (as defined in Rule 501(b) of Regulation D under the Securities Act ("*Regulation D*")) have not distributed and, prior to the later of (i) the Closing Date and (ii) the completion of the distribution of the Notes, will not distribute any offering materials in connection with the offering and sale of the Notes other than the Preliminary Memorandum, the Final Memorandum or any amendment or supplement thereto.

(hh)   Within the preceding six months, none of the Company or any of its Affiliates has, directly or through any agent, made offers or sales of any security of the Company, or solicited offers to buy or otherwise negotiated in respect of any securities of the Company of the same or a similar class as the Notes, other than the Notes offered or sold to the Initial Purchasers hereunder.

(ii)   None of the Company or any of its Affiliates has, directly or through any person acting on its or their behalf (other than the Initial Purchasers, as to which no statement is made), offered, solicited offers to buy or sold the Notes by any form of general solicitation or general advertising (within the meaning of Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act.

(jj)   None of the Company or any of its Affiliates has taken, directly or indirectly, any action designed to cause or result in, or which has constituted or which might reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Notes; nor has the Company or any of its Affiliates paid or agreed to pay to any person any compensation for soliciting another to purchase any securities of the Company (except as contemplated by this Agreement).

(kk)   The Notes satisfy the eligibility requirements of Rule 144A(d)(3) under the Securities Act.

(ll)   Assuming the accuracy of the representations and warranties of the Initial Purchasers in Section 3 hereof and compliance by the Initial Purchasers with the procedures set forth in Section 3 hereof, it is not necessary in connection with the offer, sale and delivery of the Notes to the Initial Purchasers in the manner contemplated by this Agreement and disclosed in the Preliminary Memorandum and the Final Memorandum to register the Notes or the related Guarantees under the Securities Act or to qualify the Indenture under the Trust Indenture Act.

(mm)   None of the Transactions (including, without limitation, the use of proceeds from the sale of the Notes) will violate or result in a violation of Section 7 of the Exchange Act or any regulation promulgated thereunder, including, without limitation, Regulations T, U and X of the Board of Governors of the Federal Reserve System.

Each certificate signed by any officer of the Company and delivered to the Initial Purchasers or their counsel shall be deemed to be a representation and warranty by the Company to the Initial Purchasers as to the matters covered thereby.

2.   Purchase, Sale and Delivery of the Notes. On the basis of the representations, warranties, agreements and covenants herein contained and subject to the terms and conditions herein set forth, the Company agrees to issue and sell $125,000,000 aggregate principal amount of Notes, and each of the Initial Purchasers, severally and not jointly, agree to purchase from the Company the principal amount of Notes set forth opposite the name of such Initial Purchaser in *Schedule I* hereto at a purchase price equal to 97.0% of the principal amount thereof (the "*Purchase Price*"), plus accrued interest, if any, from November 16, 2004 to the Closing Date (as defined below). One or more certificates for the Notes in definitive form or global form, as instructed by the Representatives that the Initial Purchasers have severally agreed to purchase hereunder, and in such denomination or denominations and registered in such name or names as the Representatives request upon notice to the Company not later than one full business day prior to the Closing Date, shall be delivered by or on behalf of the Company to the Representatives for the respective accounts of the Initial Purchasers, with any transfer taxes payable in connection with the transfer of the Notes to the Initial Purchasers duly paid, against payment by or on behalf of the Initial Purchasers of the Purchase Price therefor by wire transfer in federal or other funds immediately available to the account of the Company. Such delivery of and payment for the Notes shall be made at the offices of Mayer, Brown, Rowe & Maw ("*Counsel for the Initial Purchasers*"), 190 South LaSalle Street, Chicago, Illinois, 60603 at 10:00 A.M., Chicago time, on Tuesday, November 16, 2004, or at such other place, time or date as the Representatives and the Company may agree upon, such time and date of delivery against payment being herein referred to as the "*Closing Date*". The Company will make such certificate or certificates for the Notes available for examination by the Initial Purchasers at the Chicago, Illinois offices of Counsel for the Initial Purchasers not later than 10:00 A.M., Chicago time on the business day prior to the Closing Date.

3.   Offering of the Notes and the Initial Purchasers' Representations and Warranties. Each of the Initial Purchasers, severally and not jointly, represent and warrant to and agree with the Company that:

(a)   It is an "accredited investor" as defined in Rule 501(a) under the Securities Act.

(b)   It will solicit offers for such Notes only from, and will offer such Notes only to, persons that it reasonably believes to be QIBs and to a limited number of institutional "accredited investors" within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act .

4.   Covenants of the Company. The Company and the Subsidiary Guarantors covenant and agree with the Initial Purchasers that:

(a)   The Company will prepare the Final Memorandum in the form approved by the Representatives and will not amend or supplement the Final Memorandum including by filing documents under the Exchange Act which are incorporated by reference therein without first furnishing to the Representatives a copy of such proposed amendment or supplement or filing and will not use or file any amendment or supplement to which the Representatives may reasonably object.

(b)   The Company will furnish to the Initial Purchasers and to Counsel for the Initial Purchasers prior to 10:00 a.m. New York City time on the business day next succeeding the date of this Agreement and during the period referred to in paragraph (c) below, without charge, as many copies of the Final Memorandum and any amendments and supplements thereto as they reasonably may request.

(c)   At any time prior to the completion of the distribution of the Notes by the Initial Purchasers, if any event occurs or condition exists as a result of which the Final Memorandum, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or if it should be necessary to amend or supplement the Final Memorandum to comply with applicable law, the Company will promptly (i) notify the Initial Purchasers of the same; (ii) subject to the requirements of paragraph (a) of this Section 4, prepare and provide to the Initial Purchasers, at its own expense, an amendment or supplement to the Final Memorandum so that the statements in the Final Memorandum as so amended or supplemented will not, in the light of the circumstances when the Final Memorandum is delivered to a purchaser, be misleading or so that the Final Memorandum, as amended or supplemented, will comply with applicable law; and (iii) supply any supplemented or amended Final Memorandum to the Initial Purchasers and Counsel for the Initial Purchasers, without charge, in such quantities as may be reasonably requested.

(d)   The Company and the Subsidiary Guarantors will (i) qualify the Notes for sale by the Initial Purchasers under the laws of such jurisdictions as the Representatives may designate and (ii) maintain such qualifications for so long as required for the sale of the Notes by the Initial Purchasers. The Company and the Subsidiary Guarantors will promptly advise the Initial Purchasers of the receipt by the Company or any of the Subsidiary Guarantors of any notification with respect to the suspension of the qualification of the Notes for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

(e)   At any time prior to the completion of the distribution of the Notes by the Initial Purchasers, the Company will deliver to the Initial Purchasers such additional information concerning the business and financial condition of the Company as the Initial Purchasers may from time to time request and whenever it or any of its subsidiaries publishes or makes available to the public (by filing with any regulatory authority or securities exchange or by publishing a press release or otherwise) any information that would reasonably be expected to be material in the context of the issuance of the Notes under this Agreement and shall promptly notify the Initial Purchasers as to the nature of such information or event. The Company will likewise notify the Initial Purchasers of (i) any decrease in the rating of the Notes or any other debt securities of the Company by any nationally recognized statistical rating organization (as defined in Rule 436(g)(2) under the Securities Act) or (ii) any notice or public announcement given of any intended or potential decrease in any such rating or that any such rating organization has under surveillance or review, with possible negative implications, its rating of the Notes, as soon as the Company becomes aware of any such decrease, notice or public announcement. The Company will also, for a period of three years from the Closing Date, deliver to the Initial Purchasers, as soon as available and without request, copies of any reports and financial statements furnished to or filed with the Commission and not generally available on the Commission's EDGAR website.

(f)   The Company will not, and will not permit any of its Affiliates to, resell any of the Notes that have been acquired by any of them, other than pursuant to an effective registration statement under the Securities Act or in accordance with Rule 144 under the Securities Act.

(g)   Except as contemplated in the Registration Rights Agreement, none of the Company, the Subsidiary Guarantors or any of their respective Affiliates, nor any person acting on their behalf (other than the Initial Purchasers or any of their respective Affiliates, as to which no statement is made) will, directly or indirectly, make offers or sales of any security, or solicit offers to buy any security, under circumstances that would require the registration of the Notes under the Securities Act.

(h)   None of the Company, the Subsidiary Guarantors or any of their respective Affiliates, nor any person acting on their behalf (other than the Initial Purchasers or any of their respective Affiliates, as to which no statement is made), will solicit any offer to buy or offer to sell the Notes by any means of any form of general solicitation or general advertising (within the meaning of Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act.

(i)   None of the Company, the Subsidiary Guarantors or any of their respective Affiliates, nor any person acting on its or their behalf (other than the Initial Purchasers or any of their respective Affiliates, as to which no statement is made), will sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any securities of the same or a similar class as the Notes, other than the Notes offered or sold to the Initial Purchasers hereunder in a manner which would require the registration under the Securities Act of the Notes.

(j)   So long as any of the Notes are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, at any time that the Company is not then subject to Section 13 or 15(d) of the Exchange Act, the Company will provide at its expense to each holder of the Notes and to each prospective purchaser (as designated by such holder) of the Notes, upon the request of such holder or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the Securities Act. (This covenant is intended to be for the benefit of the holders, and the prospective purchasers designated by such holders from time to time, of the Notes.)

(k)   The Company will apply the net proceeds from the sale of the Notes as set forth under "Use of Proceeds" in the Final Memorandum.

(l)   Until completion of the distribution, none of the Company, the Subsidiary Guarantors or any of their respective Affiliates will take, directly or indirectly, any action designed to cause or result in, or which has constituted or which might reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Notes.

(m)   Each Note will bear a legend substantially to the following effect until such legend shall no longer be necessary or advisable because the Notes are no longer subject to the restrictions on transfer described therein:

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF, THE SECURITIES ACT, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION AND IN ACCORDANCE WITH THE TRANSFER RESTRICTIONS CONTAINED IN THE INDENTURE UNDER WHICH THIS NOTE WAS ISSUED.

(n)   The Company and the Subsidiary Guarantors will not, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any debt securities of the Company or any Subsidiary Guarantor or warrants to purchase debt securities of the Company or any Subsidiary Guarantor substantially similar to the Notes (other than the Notes offered pursuant to this Agreement) for a period of 180 days after the date hereof, without the prior written consent of the Representatives.

5.   Expenses. (a) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company's counsel and the Company's accountants in connection with the issuance and sale of the Notes and all other fees or expenses in connection with the preparation of each Memorandum and all amendments and supplements thereto, including all printing costs associated therewith, and the delivering of copies thereof to the Initial Purchasers, in the quantities they may require,

15

(ii) all costs and expenses related to the transfer and delivery of the Notes to the Initial Purchasers, including any transfer or other taxes payable thereon, (iii) the cost of producing any Blue Sky or legal investment memorandum in connection with the offer and sale of the Notes under state securities laws and all expenses in connection with the qualification of the Notes for offer and sale under state securities laws as provided in Section 4(d) hereof, including filing fees and the reasonable fees and disbursements of Counsel for the Initial Purchasers in connection with such qualification and in connection with the Blue Sky or legal investment memorandum, (iv) any fees charged by rating organizations for the rating of the Notes, (v) all document production charges and expenses of counsel for the Initial Purchasers in connection with the preparation of this Agreement, (vi) the fees and expenses, if any, incurred in connection with the admission of the Notes for trading in PORTAL or any appropriate market system, (vii) the costs and charges of the Trustee and any transfer agent, registrar or depositary, (viii) the cost of the preparation, issuance and delivery of the Notes, (ix) all costs and expenses relating to investor presentations, including any "road show" presentations undertaken in connection with the marketing of the offering of the Notes, including, without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the representatives (including the Initial Purchasers) and officers of the Company and any such consultants, and the cost of any aircraft chartered in connection with the road show, and (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. In addition, the Company agrees to reimburse the Initial Purchasers for one-half of the fees and expenses of their counsel. It is understood, however, that except as provided in this Section 5, the Initial Purchasers will pay all of their costs and expenses, including fees and disbursements of their counsel, transfer taxes payable on resale of any of the Notes by them and any advertising expenses connected with any offers they may make.

(b)   If the sale of the Notes provided for herein is not consummated because any condition to the obligations of the Initial Purchasers set forth in Section 6 hereof is not satisfied, because this Agreement is terminated pursuant to Section 9 hereof or because of any failure, refusal or inability on the part of the Company to perform all obligations and satisfy all conditions on its part to be performed or satisfied hereunder other than by reason of a default by any of the Initial Purchasers, the Company will reimburse the Initial Purchasers upon demand for all reasonable out-of-pocket expenses (including counsel fees and disbursements) that shall have been incurred by them in connection with the proposed purchase and sale of the Notes.

6.   Conditions to the Initial Purchasers' Obligations. The obligations of the several Initial Purchasers to purchase and pay for the Notes shall be subject to the accuracy of the representations and warranties of the Company in Section 1 hereof, in each case as of the date hereof and as of the Closing Date, as if made on and as of the Closing Date, to the accuracy of the statements of the Company's officers made pursuant to the provisions hereof, to the performance by the Company of its covenants and agreements hereunder and to the following additional conditions:

(a)   The Initial Purchasers shall have received an opinion, dated the Closing Date, of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP, counsel for the Company, in form and substance satisfactory to the Initial Purchasers, to the effect set forth in *Exhibit A* hereto.

(b)   The Initial Purchasers shall have received an opinion, dated the Closing Date, of Mayer, Brown, Rowe & Maw LLP, Counsel for the Initial Purchasers, with respect to the issuance and sale of the Notes and such other related matters as the Initial Purchasers may reasonably require, and the Company shall have furnished to such counsel such documents as it may reasonably request for the purpose of enabling it to pass upon such matters.

(c)   The Initial Purchasers shall have received on each of the date hereof and the Closing Date a letter, dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Initial Purchasers and Counsel for the Initial Purchasers, from PricewaterhouseCoopers LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in each Memorandum; provided that the letter shall use a "cut-off date" within three days of the date of such letter. References to the Final Memorandum in this paragraph (c) with respect to either letter referred to above shall include any amendment or supplement thereto at the date of such letter.

(d)   On the Closing Date, the Company, the Subsidiary Guarantors, the Trustee and the other parties thereto shall have executed and delivered each of the Security Agreements together with:

(i)   Acknowledgment copies of proper financing statements, duly filed on or before the Closing Date under the Uniform Commercial Code of all jurisdictions that the Trustee may deem necessary or desirable in order to protect second priority liens and security interests created under the Collateral Agreement; and

(ii)   Evidence of the insurance required by the terms of the Collateral Documents.

(e)   On the Closing Date, the Security Agreements shall be in full force and effect and the Trustee for the benefit of the holders of the Notes shall have a valid and perfected security interest in respect of the Collateral securing the obligations of the company under the Indenture and such security interest will not be subject to or subordinated to any Liens other than Permitted Liens.

(f)   (i) None of the Company nor any of the Subsidiaries, shall have sustained, since the date of the latest audited financial statements included in the Final Memorandum (exclusive of any amendment or supplement thereto), any loss or interference with their respective businesses or properties from fire, explosion, flood, accident or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree (whether domestic or foreign) otherwise than as set forth in the Final Memorandum (exclusive of any amendment or supplement thereto); and (ii) since the respective dates as of which information is given in the Preliminary Memorandum or the Final Memorandum, there shall not have been any change in the capital stock or long-term debt of the Company and its subsidiaries, or any change in or effect on or any development having a prospective change in or effect on the business, operations, properties, assets, liabilities, stockholders' equity, earnings, condition (financial or otherwise), results of operations or management of the Company and its subsidiaries, whether or not in the ordinary course of business, otherwise than as set forth in each such Memorandum (exclusive of any amendment or supplement thereto), the effect of which, in any such case described in clause (i) or (ii), is, in the sole judgment of the Representatives, so material and adverse as to make it impracticable or inadvisable to market the Notes on the terms and in the manner described in the Final Memorandum (exclusive of any amendment or supplement thereto).

(g)   The Initial Purchasers shall have received a certificate, dated the Closing Date and in form and substance satisfactory to the Initial Purchasers, of the Chief Executive Officer and the Chief Financial Officer of the Company as to the accuracy of the representations and warranties of the Company in this Agreement at and as of the Closing Date; that the Company has performed all covenants and agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Date; and as to the matters set forth in Section 6(d).

(h)   The Notes shall have received initial ratings of not less than B- by Standard & Poor's Ratings Services and B3 by Moody's Investors Service, and, subsequent to the date hereof, there shall not have been any decrease in the rating of the Notes by any "nationally recognized statistical rating organization," as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act, and no such organization shall have publicly announced that it has under surveillance or review its ratings of the Notes or any notice or public announcement given of any intended or potential decrease in any such rating or that any such statistical rating organization has under surveillance or review, with possible negative implications, its rating of the Notes.

(i)   The Notes shall have been designated for trading on PORTAL.

(j)   The Notes shall be eligible for clearance and settlement through The Depository Trust Company.

(k)   On or before the Closing Date, the Initial Purchasers and Counsel for the Initial Purchasers shall have received such further certificates, documents or other information as they may have reasonably requested from the Company.

7.   Indemnification and Contribution. (a) The Company and the Subsidiary Guarantors agree, jointly and severally, to indemnify and hold harmless each Initial Purchaser, its Affiliates, directors and officers and each person, if any, who controls (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) any Initial Purchaser against any losses, claims, damages or liabilities, joint or several, to which such Initial Purchaser or such other person may become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Preliminary Memorandum or the Final Memorandum or any amendment or supplement thereto; or (ii) the omission or alleged omission to state in the Preliminary Memorandum or the Final Memorandum or any amendment or supplement thereto a material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, and will reimburse, as incurred, each Initial Purchaser and each such other person for any legal or other expenses reasonably incurred by

such Initial Purchaser or such other person in connection with investigating, defending against or appearing as a third-party witness in connection with any such loss, claim, damage, liability or action; provided, however, that the Company and the Subsidiary Guarantors will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in any Preliminary Memorandum, the Final Memorandum or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by the Initial Purchasers through the Representatives specifically for inclusion therein. The Company and the Subsidiary Guarantors acknowledge and agree that the statements set forth in the third and seventh paragraphs under the heading "Plan of Distribution" in the Preliminary Memorandum and the Final Memorandum constitute the only information furnished in writing to the Company and the Subsidiary Guarantors by the Initial Purchasers through the Representatives specifically for inclusion in the Preliminary Memorandum or the Final Memorandum.

(b)   Each Initial Purchaser, severally and not jointly, will indemnify and hold harmless the Company and the Subsidiary Guarantors and their respective Affiliates, directors, officers, and each person, if any, who controls any of them within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act against any losses, claims, damages or liabilities to which the Company, the Subsidiary Guarantors, any such Affiliates, directors or officers or such controlling person may become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Preliminary Memorandum or the Final Memorandum or any amendment or supplement thereto, or (ii) the omission or alleged omission to state in the Preliminary Memorandum or the Final Memorandum or any amendment or supplement thereto a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with information furnished in writing to the Company and the Subsidiary Guarantors by the Initial Purchasers through the Representatives specifically for inclusion therein and, subject to the limitation set forth in clause (a), will reimburse as incurred, any legal or other expenses reasonably incurred by the Company or any such Affiliates, directors or officers or such controlling person in connection with investigating, defending against or appearing as a third-party witness in connection with, any such loss, claim, damage, liability or action in respect thereof.

(c)   Promptly after receipt by any person to whom indemnity may be available under this Section 7 (an "*indemnified party*") of notice of the commencement of any action, claim, suit or proceeding such indemnified party will, if a claim in respect thereof is to be made against any person from whom indemnity may be sought under this Section 7 (an "*indemnifying party*"), notify such indemnifying party of the commencement thereof; but the failure so to notify such indemnifying party will not relieve such indemnifying party from any liability which it may have to such indemnified party otherwise than under this Section 7. In case any such action, claim, suit or proceeding is brought against any indemnified party, and such indemnified party notifies the relevant indemnifying party of the commencement thereof, such indemnifying party will be entitled to participate therein and, to the extent that it may wish, to assume the defense thereof, jointly with any other indemnifying party similarly notified, with counsel satisfactory to such indemnified party; provided, however, that if the named parties in any such action, claim, suit or proceeding (including impleaded parties) include both the indemnified party and the indemnifying party and the indemnified party shall have concluded, based on advice of outside counsel, that there may be one or more legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party or that representation of both parties by the

19

same counsel would be inappropriate due to actual or potential differing interests between them, the indemnifying party shall not have the right to direct the defense of such action, claim, suit or proceeding on behalf of such indemnified party or parties and such indemnified party or parties shall have the right to select separate counsel to defend such action, claim, suit or proceeding on behalf of such indemnified party or parties. After notice from an indemnifying party to an indemnified party of its election so to assume the defense thereof and approval by such indemnified party of counsel appointed to defend such action, claim, suit or proceeding, such indemnifying party will not be liable to such indemnified party under this Section 7 for any legal or other expenses, other than reasonable costs of investigation, subsequently incurred by such indemnified party in connection with the defense thereof, unless (i) such indemnified party shall have employed separate counsel in accordance with the proviso to the immediately preceding sentence or (ii) such indemnifying party does not promptly retain counsel satisfactory to such indemnified party or (iii) such indemnifying party has authorized the employment of counsel for such indemnified party at the expense of the indemnifying party. After such notice from an indemnifying party to an indemnified party, such indemnifying party will not be liable for the costs and expenses of any settlement of such action, claim, suit or proceeding effected by such indemnified party without the written consent of such indemnifying party. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by (i), (ii) or (iii) of the third sentence of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (x) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (y) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. An indemnifying party will not, without the prior written consent of the indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not the indemnified party or any other person that may be entitled to indemnification hereunder is a party to such action, claim, suit or proceeding) unless such settlement, compromise or consent includes an unconditional release of the indemnified party and such other persons from all liability arising out of such action, claim, suit or proceeding.

(d)   (i) In circumstances in which the indemnity agreement provided for in the preceding paragraphs of this Section 7 is unavailable or insufficient, for any reason, to hold harmless an indemnified party in respect of any losses, claims, damages or liabilities (including, without limitation, any legal or other expenses incurred in connection with defending or investigating any action, claim, suit or proceeding) (or actions in respect thereof) ("*Losses*"), the Company and the Subsidiary Guarantors, on the one hand, and the Initial Purchasers, on the other, in order to provide for just and equitable contribution, agree to contribute to the amount paid or payable by such indemnified party as a result of such Losses to which the Company and the Subsidiary Guarantors, on the one hand, and the Initial Purchasers, on the other, may be subject, in such proportion as is appropriate to reflect the relative benefits received by the Company and the Subsidiary Guarantors, on the one hand, and the Initial Purchasers, on the other, from the offering of the Notes or (ii) if the allocation provided by the foregoing clause (i) is unavailable for any reason, not only such relative benefits but also the relative fault of the Company and the Subsidiary Guarantors, on the one hand, and the Initial Purchasers, on the other, in connection with the statements or omissions or alleged statements or omissions that resulted in such Losses. The relative benefits received by the Company and the Subsidiary Guarantors, on the one hand, and the Initial Purchasers, on the other, shall be deemed to be in the same proportion as the total proceeds from the offering (before deducting expenses) received by the Company bear to the total discounts and commissions received by the Initial Purchasers from the Company in connection with the purchase of the Notes hereunder as set forth in the Final Memorandum. The relative fault of the parties shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Subsidiary Guarantors or the Initial Purchasers, the parties' intent, relative knowledge, access to information and opportunity to correct or prevent such statement or omission, and any other equitable considerations appropriate in the circumstances. The Company, the Subsidiary Guarantors and the Initial Purchasers agree that it would not be just and equitable if contribution were determined by pro rata allocation or by any other method of allocation (even if the Initial Purchasers were treated as one entity for such purpose) that does not take into account the equitable considerations referred to above. Notwithstanding any other provision of this paragraph (d), no Initial Purchaser shall be obligated to make contributions hereunder that in the aggregate exceed the total underwriting discounts and commissions received by such Initial Purchaser from the Company in connection with the purchase of the Notes hereunder, and no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Initial Purchasers' respective obligations to contribute hereunder are several in proportion to their respective obligations to purchase Notes as set forth on Schedule I hereto and not joint. For purposes of this paragraph (d), each person, if any, who controls an Initial Purchaser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each other person listed in Section 7(a) hereof shall have the same rights to contribution as such Initial Purchaser, and each Affiliate, director or officer of the Company and each person, if any, who controls the Company or a Subsidiary Guarantor within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, shall have the same rights to contribution as the Company.

(e)   The obligations of the Company and the Subsidiary Guarantors under this Section 7 shall be in addition to any obligations or liabilities which the Company or any of the Subsidiary Guarantors may otherwise have and the obligations of the respective Initial Purchasers under this Section 7 shall be in addition to any obligations or liabilities which the Initial Purchasers may otherwise have.

8.   Survival. The respective representations, warranties, agreements, covenants, indemnities and other statements of the Company, and the Subsidiary Guarantors, their respective officers, and the several Initial Purchasers set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement shall remain in full force and effect, regardless of (i) any investigation made by or on behalf of the Company, its officers or directors or any controlling person referred to in Section 7 hereof or any Initial Purchaser and (ii) delivery of and payment for the Notes. The respective agreements, covenants, indemnities and other statements set forth in Sections 5 and 7 hereof shall remain in full force and effect, regardless of any termination or cancellation of this Agreement.

9.   Termination. (a) The Initial Purchasers may terminate this Agreement by notice to the Company at any time on or prior to the Closing Date in the event that the Company shall have failed, refused or been unable to perform in any material respect all obligations and satisfy in any material respect all conditions on its part to be performed or satisfied hereunder at or prior thereto or if, at or prior to the Closing Date (i) trading in securities generally on the New York Stock Exchange, the NASDAQ National Market or in the over-the-counter market, or trading in any securities of the Company on any exchange or in the over-the-counter market, shall have been suspended or minimum or maximum prices shall have been established on any such exchange or market; (ii) there has been a material disruption in commercial banking or securities settlement, payment or clearance services in the United States; (iii) a banking moratorium shall have been declared by New York or United States authorities or (iv) there shall have been (A) an outbreak or escalation of hostilities between the United States and any foreign power, (B) an outbreak or escalation of any other insurrection or armed conflict involving the United States, (C) the occurrence of any other calamity or crisis involving the United States or (D) any change in general economic, political or financial conditions which has an effect on the U.S. financial markets that, in the case of any event described in this clause (iv), in the sole judgment of the Representatives, makes it impracticable or inadvisable to proceed with the offer, sale and delivery of the Notes as disclosed in the Preliminary Memorandum or the Final Memorandum, exclusive of any amendment or supplement thereto.

(b)   Termination of this Agreement pursuant to this Section 9 shall be without liability of any party to any other party except as provided in Sections 5 and 7 hereof.

10.   Defaulting Initial Purchasers. If, on the Closing Date, any Initial Purchaser defaults in the performance of its obligations under this Agreement, the non-defaulting Initial Purchasers shall be obligated to purchase the Notes that such defaulting Initial Purchaser or Initial Purchasers agreed but failed to purchase on the Closing Date (the "*Remaining Notes*") in the respective proportions that the principal amount of the Notes set opposite the name of each non-defaulting Initial Purchaser in Schedule I hereto bears to the total number of the Notes set opposite the names of all the non-defaulting Initial Purchasers in Schedule I hereto; provided, however, that the non-defaulting Initial Purchasers shall not be obligated to purchase any of the Remaining Notes on the Closing Date if the total amount of Notes which the defaulting Initial Purchaser or Initial Purchasers agreed but failed to purchase on such date exceeds 10% of the total amount of Notes to be purchased on the Closing Date, and no non-defaulting Initial Purchaser shall be obligated to purchase more than 110% of the amount of Notes that it agreed to purchase on the Closing Date pursuant to this Agreement. If the foregoing maximums are exceeded, the non-defaulting Initial Purchasers, or those other purchasers satisfactory to the Representatives who so agree, shall have the right, but not the obligation, to purchase, in such proportion as may be agreed upon among them, all the Remaining Notes. If the non-defaulting Initial Purchasers or other Initial Purchasers satisfactory to the Representatives do not elect to purchase the Remaining Notes, this Agreement shall terminate without liability on the part of any non-defaulting Initial Purchaser or the Company, except that the Company will continue to be liable for the payment of expenses to the extent set forth herein.

Nothing contained in this Agreement shall relieve a defaulting Initial Purchaser of any liability it may have to the Company for damages caused by its default. If other purchasers are obligated or agree to purchase the Remaining Notes of a defaulting or withdrawing Initial Purchaser, the Company or the Representatives may postpone the Closing Date for up to five full business days in order to effect any changes in the Transaction Documents or in any other document or arrangement that, in the opinion of counsel for the Company or Counsel for the Initial Purchasers, may be necessary.

11. <u>Notices</u>. All communications hereunder shall be in writing and, if sent to any of the Initial Purchasers, shall be delivered or sent by mail or facsimile transmission and confirmed in writing to such Initial Purchaser c/o Morgan Joseph & Co. Inc., 600 Fifth Avenue, New York, New York 10020, Attention: High Yield Capital Markets, with a copy to Morgan Joseph & Co. Inc., 600 Fifth Avenue, New York, New York 10020, Attention: Steve D. Blecher and if sent to the Company, shall be delivered or sent by mail or facsimile transmission and confirmed in writing to the Company at One Capital Center, 99 Pine Street, 3rd Floor, Albany, New York 12207, Attention: Michael Moscinski, with a copy to Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP, 101 East 52nd Street, New York, NY 10022, Attention: Jay M. Kaplowitz, Esq.

12. <u>Successors</u>. This Agreement shall inure to the benefit of and shall be binding upon the several Initial Purchasers, the Company and their respective successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of the several Initial Purchasers, the Company and their respective successors and legal representatives, and for the benefit of no other person, except that (i) the indemnities of the Company contained in Section 7 of this Agreement shall also be for the benefit of any person or persons who control any Initial Purchasers within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and (ii) the indemnities of the Initial Purchasers contained in Section 7 of this Agreement shall also be for the benefit of the Affiliates, directors and officers of the Company, and any person or persons who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act. No purchaser of Notes from any Initial Purchaser shall be deemed a successor to such Initial Purchaser because of such purchase.

13. <u>Applicable Law</u>. This Agreement shall be governed by the laws of the State of New York.

14. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[The remainder of this page is intentionally left blank.]

If the foregoing correctly sets forth our understanding, please indicate your acceptance thereof in the space provided below for that purpose, whereupon this letter shall constitute an agreement binding the Company and the Initial Purchasers.

Very truly yours,

INTEGRATED ALARM SERVICES GROUP, INC.

By:_/s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Chairman & CEO

CRITICOM INTERNATIONAL CORPORATION

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

MONITAL SIGNAL CORPORATION

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

MORLYN FINANCIAL GROUP, L.L.C.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

PAYNE SECURITY GROUP, L.L.C.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Manager

GUARDIAN GROUP, LLC

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

INTEGRATED ALARMS SERVICES, INC.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Chairman & CEO

MADISON PROTECTION, INC.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

EVEREST VIDEO SYSTEMS, L.L.C.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

INTEGRATED ALARM AND SECURITY, LLC

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Manager

ALERT ALARM COMPANY, INC.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

AMERICAN BURGLAR & FIRE ALARM CO.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

NORCO ALARMS, INC.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

SECURITY GENERAL CORPORATION

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

AMERICAN HOME SECURITY, INC.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

SHIELD SIGNAL CORP.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

TELEGUARD SECURITY SYSTEMS INC.

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

WALTER BREESE, INCORPORATED

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

MONITAL FUNDING CORPORATION

By: /s/ Timothy M. McGinn
Name: Timothy M. McGinn
Title: Authorized Person

[Signatures continue on next page]

Accepted as of the date hereof.

MORGAN JOSEPH & CO. INC.

By: /s/John F. Sorte_____

Name: John F. Sorte
Title: President & CEO

WELLS FARGO SECURITIES, LLC

By: /s/ Stephen T. Moss_____

Name: Stephen T. Moss
Title: Managing Director

ABN AMRO INCORPORATED

By: /s/ David Kanler_____

Name: David Kanler
Title: Managing Director

EXHIBIT A

FORM OF OPINION OF GERSTEN, SAVAGE, KAPLOWITZ, WOLF & MARCUS, LLP

The opinion of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP to be delivered pursuant to Section 6(a) of the Purchase Agreement shall be to the effect that:

(a)   The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware with full corporate power and authority to own its respective properties and to conduct its respective businesses as described in the Final Memorandum and to execute and deliver the Transaction Documents and to consummate the transactions contemplated in the Agreement.

(b)   Each of the Subsidiaries has been duly incorporated and is validly existing as a corporation in good standing under the laws of its respective jurisdiction of incorporation with full corporate power and authority to own its respective properties and to conduct its respective businesses as described in the Final Memorandum.

(c)   The Company and each of the Subsidiaries are duly qualified or licensed and are in good standing in each jurisdiction in which they conduct their respective businesses or in which they own or lease real property or otherwise maintain an office and in which the failure, individually or in the aggregate, to be so qualified or licensed could have a Material Adverse Effect.

(d)   As of June 30, 2004, the Company had an authorized capitalization as set forth in the Final Memorandum; the outstanding shares of capital stock of the Company and each Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of any security interest, mortgage, pledge, lien, encumbrance or adverse claim (collectively "Liens"), except for security interests granted pursuant to the Collateral Agreements, the New Credit Facility and the Liens expressly permitted under the Indenture ("Permitted Liens") and all of the membership interests in each Subsidiary that is a limited liability company (other than Everest of which the Company owns 50% of the membership interests) are owned directly or indirectly by the Company, free and clear of all Liens, except for Permitted Liens, and all of the outstanding shares of capital stock or membership interests of the Subsidiaries (other than Monital Signal Corp. of which the Company owns not less than 99% of the outstanding shares of capital stock) are directly or indirectly owned of record and beneficially by the Company except as disclosed in the Final Memorandum; except as disclosed in the Final Memorandum, there are no outstanding (i) securities or obligations of the Company or any of the Subsidiaries convertible into or exchangeable for any capital stock of the Company or any such Subsidiary, (ii) warrants, rights or options to subscribe for or purchase from the Company or any such Subsidiary any such capital stock or any such convertible or exchangeable securities or obligations, or (iii) obligations of the Company or any such Subsidiary to issue any shares of capital stock, any such convertible or exchangeable securities or obligations, or any such warrants, rights or options.

(e)   The Agreement has been duly authorized, executed and delivered by the Company.

(f)   The Notes have been duly authorized, executed and delivered by the Company and (assuming the due authentication thereof by the Trustee in the manner provided for in the Indenture), constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity, and will be entitled to the benefits of the Indenture and the Registration Rights Agreement; the Exchange Notes (as defined in the Registration Rights Agreement) have been duly authorized and, when executed and delivered by the Company, authenticated by the Trustee in the manner provided for in the Indenture and issued in exchange for the Notes as contemplated by the Registration Rights Agreement, will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity, and will be entitled to the benefits of the Indenture; and the Notes and the Exchange Notes conform to the descriptions thereof in the Final Memorandum.

(g)   The Indenture has been duly authorized, executed and delivered by the Company and each of the Subsidiary Guarantors and constitutes a legal, valid and binding obligation of the Company and each of the Subsidiary Guarantors, enforceable against each of them in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity; the Indenture conforms to the description thereof in the Final Memorandum and will be substantially in the form previously delivered to you; and the Indenture conforms to the requirements of the Trust Indenture Act and to the rules and regulations of the Commission applicable to an indenture that is qualified thereunder.

(h)   The Registration Rights Agreement has been duly authorized, executed and delivered by the Company and each of the Subsidiary Guarantors and constitutes a legal, valid and binding obligation of the Company and each of the Subsidiary Guarantors, enforceable against each of them in accordance with its respective terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting enforcement of creditors' rights generally and except as enforcement thereof is subject to general principles of equity; and the Registration Rights Agreement will conform to the description thereof in the Final Memorandum and will be substantially in the form previously delivered to you.

(i)   The Security Agreements have been duly authorized, executed and delivered by the Company and the Subsidiary Guarantors and, assuming the due authorization, execution and delivery by the other parties thereto, constitute valid and binding agreements of the Company and the Subsidiary Guarantors, enforceable against the Company and the Subsidiary Guarantors in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and general principles of equity, whether such enforcement is considered in a proceeding in equity or at law; the Security Agreements and the Collateral conform as to legal matters in all material respects to the applicable description thereof contained in the Final Memorandum under the headings "Description of the Notes."

(j)   The execution, delivery and performance by the Company of this Agreement, the Security Agreements and the other Transaction Documents, the issuance and sale of the Notes and the compliance by the Company with all of the provisions of the Notes, the Indenture, the Registration Rights Agreement, the Security Agreements and this Agreement and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with, result in a breach or violation of, or constitute a default under, any indenture, mortgage, deed of trust or loan agreement, stockholders' agreement or any other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries is bound or any of their respective properties are subject, or with the certificate of incorporation or by-laws of the Company or any of the Subsidiaries, or any statute, rule or regulation or any judgment, order or decree of any governmental authority or court or any arbitrator applicable to the Company or any of the Subsidiaries, or (ii) require the consent, approval, authorization, order, registration or filing or qualification with, any governmental authority or court, or body or arbitrator having jurisdiction over the Company or any of the Subsidiaries, except such as may be required by the securities or Blue Sky laws of the various states in connection with the offer or sale of the Notes and by federal and state securities laws with respect to the obligations of the Company under the Registration Rights Agreement.

(k)   To the best of our knowledge, there are no actions, claims, suits, proceedings, inquiries or investigations pending or, to the knowledge of such counsel, threatened against the Company or any Subsidiary or any of their respective officers and directors or to which the properties, assets or rights of any such entity are subject, at law or in equity, before or by any federal, state, local or foreign governmental or regulatory commission, board, body, authority, arbitral panel or agency which could result in a judgment, decree, award or order having a Material Adverse Effect;

(l)   Neither the Company nor any of the Subsidiaries is and, after giving effect to the offering and sale of the Notes, will be an "investment company" or an entity "controlled" by an "investment company", as such terms are defined in the Investment Company Act of 1940, as amended (the "*Investment Company Act*").

(m)   The Notes satisfy the eligibility requirements of Rule 144A(d)(3) under the Securities Act.

(n)   Assuming the accuracy of the representations and warranties of the Initial Purchasers in Section 3 hereof and compliance by the Initial Purchasers with the procedures set forth in Section 3 hereof, it is not necessary in connection with the offer, sale and delivery of the Notes to the Initial Purchasers in the manner contemplated by this Agreement and disclosed in the Preliminary Memorandum and the Final Memorandum to register the Notes or the related Guarantees under the Securities Act or to qualify the Indenture under the Trust Indenture Act.

(o)   The statements in the Final Memorandum under the captions "Business—Legal Proceedings," "Description of Notes,", "Description of Certain Indebtedness", "Exchange Offer; Registration Rights" and "Transfer Restrictions" insofar as such statements constitute summaries of legal matters or documents, fairly summarize in all material respects such matters or documents.

(p)   The statements in the Final Memorandum under the caption "Certain U.S. Federal Income Tax Considerations", insofar as such statements constitute a summary of the United States federal tax laws referred to therein, are accurate and fairly summarize in all material respects the United States federal tax laws referred to therein.

(q)   The documents incorporated or deemed to be incorporated by reference in the Final Memorandum at the time they were filed with the Commission complied as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder.

(r)   The Collateral Agreements creates in favor of the Trustee for the benefit of the holders of the Notes, as security for the payment of the obligations of the Company and the Subsidiary Guarantors under the Indenture and the Guarantees contained therein, a second priority security interest in the Collateral of the Company and the Subsidiary Guarantors in which a security interest can be created under Article 9 of the Uniform Commercial Code.

(s)   The Trustee, for the benefit of the holders of the Notes, will have, upon the filing of UCC-1 Financing Statements in the office of the Secretary of State of the state of such entities principal place of business against the Company and each Guarantor, a perfected security interest in the Collateral (to the extent a security interest in the Collateral can be perfected by filing under the UCC).

(t)   Upon execution and delivery of the Intercreditor Agreement, and assuming the Administrative Agent takes and retains possession (as such term is used in Section 8-301 of the New York UCC) in the State of New York of security certificates (as such term is used in Section 8-102(a)(16) of the New York UCC) in registered form (as such term is used in Section 8-102(a)(13) of the New York UCC) representing that portion of the Collateral consisting of shares of stock (the "Pledged Securities"), endorsed in blank by an effective endorsement or accompanied by undated stock or membership interest powers with respect thereto duly indorsed in blank, the Trustee's security interests in the Pledged Securities will be perfected.

In addition, such counsel shall state that they have participated in conferences with officers and other representatives of the Company, independent public accountants of the Company, representatives of the Representatives, at which the contents of the Final Memorandum were discussed and, although such counsel is not passing upon and does not assume responsibility for the accuracy, completeness or fairness of the statements contained in the Final Memorandum (except as and to the extent stated in subparagraphs (f), (g), (h), (i), (o) and (p) above), no facts came to such counsel's attention which caused it to believe that (i) the documents incorporated or deemed to be incorporated by reference in the Final Memorandum (other than the financial statements and schedules and other financial data included therein or omitted therefrom, as to which such counsel need not express a view), at the time they were filed with the Commission, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) the Final Memorandum (other than the financial statements and schedules and other financial data included therein or omitted therefrom, as to which such counsel need not express a view), as of its date or the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

INITIAL PURCHASERS

Initial Purchaser		Aggregate Principal Amount of Notes
Morgan Joseph Co. Inc.	$	5,000,000
Wells Fargo Securities, LLC		115,000,000
ABN AMRO Incorporated		5,000,000
Total	$	125,000,000